UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42410

BrilliA Inc

220 Orchard Road

Unit 05-01, Midpoint Orchard

Singapore 238852

Tel: +65 6235 3388

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXHIBIT INDEX

The following exhibits are furnished as part of this Current Report on Form 6-K:

Exhibit No.	Description
99.1	Interim Earnings Result for the six months ended September 30, 2025
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BrilliA Inc

Date: March 24, 2026	By:	/s/ Kendrew Hartanto
	Name:	Kendrew Hartanto
	Title:	Chief Executive Officer

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